UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53149

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023   AND ENDING 12/31/2023
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Capital Management of the Carolinas, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1520 South Blvd., Suite 230

(No. and Street)

Charlotte	NC	28203
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sherri Lynn Yager	704-332-3131 ext. 238	syager@capitalmc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

GreerWalker, LLP

(Name – if individual, state last, first, and middle name)

227 West Trade Street, Suite 1100	Charlotte	NC	28202
(Address)	(City)	(State)	(Zip Code)

06/07/2005		2324	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Kenneth Lee Carter, Jr. _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Capital Management of the Carolinas, LLC _____, as of 12/31 _____, 2 023 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature: kenneth lee Carter, Jr.

Title:
President/Partner/CFO



Notary Public | Sherri Yager
My commission expires 3/25/2028

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☑ (z) Other: FOrm SIPC-3 _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CAPITAL MANAGEMENT OF
THE CAROLINAS, LLC

Financial Statements and Supplemental Information
for the Year Ended December 31, 2023, and
Report of Independent Registered Public Accounting Firm

Capital Management

OF THE CAROLINAS, L.L.C.

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Capital Management of the Carolinas, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Capital Management of the Carolinas, LLC (the "Company") as of December 31, 2023, the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Capital Management of the Carolinas, LLC as of December 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Reconciliation of Net Capital Pursuant to Rule 15c3-1 as of December 31, 2023 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditors since 2000.

Certified Public Accountants
February 8, 2024
Greenville, SC

GreerWalker LLP | GreerWalker Corporate Finance LLC | greerwalker.com
Charlotte Office The Carillon | 227 West Trade St., Suite 1100 | Charlotte, NC 28202 | USA | Tel 704.377.0239
Greenville Office Wells Fargo Center | 15 South Main St., Suite 800 | Greenville, SC 29601 | USA | Tel 864.752.0080

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	$	1,501,500
Accounts receivable:		
Broker-dealer 12b(1) fees		1,082,665
Prepaid expenses		26,166
Total current assets		2,610,331
NONCURRENT ASSETS:		
PROPERTY:		
Office furniture and equipment		72,857
Leasehold improvements		46,944
Total		119,801
Less accumulated depreciation and amortization		119,801
Property, net		-
OPERATING LEASE RIGHT-OF-USE ASSETS, NET		132,783
DEPOSITS		19,262
Total noncurrent assets		152,045
TOTAL ASSETS	$	2,762,376

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES:		
Accounts payable and other accrued liabilities	$	303,602
Current portion of operating lease liabilities		102,423
Total current liabilities		406,025
NONCURRENT LIABILITIES:		
Operating lease liabilities, net of current portion		36,910
TOTAL LIABILITIES		442,935
MEMBERS' EQUITY		2,319,441
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	2,762,376

See notes to financial statements.

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2023

REVENUES:

Broker-dealer 12b(1) fees	$	11,703,402
Interest		75,780
Total		11,779,182

EXPENSES:

Salaries	3,677,120
Retirement plan contributions	478,003
State taxes	378,330
Legal and professional fees	349,583
Insurance	153,016
Payroll taxes	106,416
Office rent	97,484
Travel and entertainment	66,168
Contributions	52,200
Office supplies and expense	46,666
Marketing	45,174
Conferences and seminars	37,519
Technology fees	23,710
Telephone	21,575
Regulatory fees	15,722
Dues and subscriptions	12,910
Regional advisory boards	9,239
Other	2,819
Total	5,573,654

NET INCOME	$	6,205,528

See notes to financial statements.

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2023

MEMBERS' EQUITY, JANUARY 1, 2023	$	1,355,926
DISTRIBUTIONS TO MEMBERS		(5,242,013)
NET INCOME		6,205,528
MEMBERS' EQUITY, DECEMBER 31, 2023	$	2,319,441

See notes to financial statements.

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF
GENERAL CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2023

SUBORDINATED LIABILITIES, DECEMBER 31, 2022	$	-
CHANGE IN SUBORDINATED LIABILITIES FOR THE YEAR ENDED DECEMBER 31, 2023		-
SUBORDINATED LIABILITIES, DECEMBER 31, 2023	$	-

See notes to financial statements.

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	6,205,528
Adjustments to reconcile net income to net cash		
from operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable		(203,696)
Other assets		73,321
Accounts payable and other accrued liabilities		(58,641)
Net cash provided by operating activities		6,016,512
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to members		(5,242,013)
NET INCREASE IN CASH AND CASH EQUIVALENTS		774,499
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		727,001
CASH AND CASH EQUIVALENTS, END OF YEAR	$	1,501,500

See notes to financial statements.

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023

1.   SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Operations - Capital Management of the Carolinas, LLC (the "Company") is a limited liability company and operates as a registered broker-dealer primarily involved in the distribution of mutual funds to North Carolina local governments and public authorities. The Company does not take title to, or control of, any securities. The Company is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority.

Basis of Accounting – The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Accounting Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and the reported amounts of certain revenues and expenses during the period. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Adoption of New Accounting Standard – On January 1, 2023, the Company adopted Accounting Standards Update ("ASU") 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments ("ASC 326"). This standard replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss ("CECL") methodology. CECL requires an estimate of credit losses for the remaining estimated life of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts and generally applies to financial assets measured at amortized cost and some off-balance sheet credit exposures such as unfunded commitments to extend credit. Financial assets measured at amortized cost will be presented at the net amount expected to be collected by using an allowance for credit losses.

The Company adopted ASC 326 and all related subsequent amendments thereto effective January 1, 2023, using the modified retrospective approach for all financial assets measured at amortized cost and off-balance sheet credit exposures. The impact of the adoption was not considered material to the financial statements and primarily resulted in enhanced disclosures.

Cash and Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains cash deposits with financial institutions that at times may exceed federally insured limits. As of December 31, 2023, the Company had cash equivalents of $1,254,480 that were uninsured. Cash and cash equivalents are not carried at fair value, but at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. On December 31, 2023, the carrying value and the estimated fair value of the cash and cash equivalents were equal to $1,501,500.

Accounts Receivable and Revenues – The Company has entered into a contract with Fidelity Distributors Corporation (FDC) to distribute shares of the North Carolina Capital Management Trust (NCCMT) to North Carolina local governments and public authorities on a daily basis. The Company believes the performance obligation for providing distribution services is satisfied over time because FDC is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the assets under management. 12b(1) distribution fees are recognized as revenue at the time that the services are provided. The Company extends credit to FDC for the 12b(1) distribution fees which are received monthly under its service agreement. Receivables normally represent one month

of earnings. Accounts receivable are reduced by an allowance for expected credit losses, which reflects management's estimate of the risk of loss due to credit default. The Company recognizes the amount of change in current expected credit losses as an allowance gain or loss in expenses in the accompanying statement of income. As of December 31, 2023, the Company considers such receivables, which are all from FDC, fully collectible, and therefore, no allowance for expected credit losses has been provided for in the accompanying financial statements. The beginning and ending balances of 12b(1) receivables were $878,969 and $1,082,665, respectively.

Property - Property is stated at cost. Depreciation and amortization are provided over the estimated useful lives of the related assets using accelerated and straight-line methods. Typical useful lives are as follows: computer equipment – 3 – 10 years; furniture and fixtures – 7 years; leasehold improvements – the lease term or the useful life of the asset, whichever is shorter; and office equipment – 5 – 7 years.

Income Taxes - For income tax purposes, the Company is considered to be a partnership. No provision for federal income taxes has been made in the accompanying financial statements since the members include their allocable share of the Company's taxable income or loss in their respective individual income tax returns.

The Company records liabilities for income tax positions taken or expected to be taken when those positions are deemed uncertain to be upheld in an examination by taxing authorities. No liabilities for uncertain income tax positions were recorded as of December 31, 2023.

The Company has elected the Pass-Through Entity Tax election, which allows the income tax for the State of North Carolina to be paid by the Company. Accordingly, a provision for these income taxes has been recognized in the accompanying statement of income.

Income and Loss Allocations, Distributions and Contributions to/from Members - Allocations of income and losses, and distributions and contributions of cash to/from members are governed by the terms of the members' operating agreement.

Subsequent Events - In preparing its financial statements, the Company has evaluated subsequent events through February 8, 2024, which is the date the financial statements were available to be issued.

2. NET CAPITAL REQUIREMENTS
    The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2023, the Company had net capital of $1,166,258 which was $1,145,581 in excess of its required net capital of $20,677. The Company's net capital ratio was approximately .27 to 1.

3. PROFIT SHARING PLAN
    The Company sponsors a profit sharing plan which covers all full-time employees. Company contributions to the plan are made at the discretion of management and were equal to 20% of employee compensation for eligible employees for the 2023 fiscal year. During the year ended December 31, 2023, contributions in the amount of $478,003 were made to the plan.

4. COMMITMENT - DEFERRED COMPENSATION
    The Company sponsors a non-qualified deferred compensation plan under which payments of $200,000 will be made on June 30, 2025, and payments of $200,000 will be made on June 30, 2026, to eligible employees. Except in the event of the death or disability of an eligible employee, all of the payments are based on future service and none of the payments are vested. As such, the Company has no amounts accrued for deferred compensation in its statement of financial condition as of December 31, 2023.

5.   LEASE COMMITMENTS

FASB ASC 842, *Leases*, requires the recognition of right-of-use (ROU) assets and lease liabilities in the financial statements. As allowed in Topic 842-10-15-37, the Company accounts for lease and nonlease components separately for all of its classes of leases.

The Company is a lessee in two noncancelable operating leases for office space and office equipment. The Company determines if an arrangement is a lease, or contains a lease, at the inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a ROU asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments, if any, are included in future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of the firm's leases are not readily determinable and accordingly, the Company uses its incremental borrowing rate. The Company's incremental borrowing rate for a lease is the rate of interest that the Company would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases, if any, that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. Lease cost for lease payments associated with any short-term leases is recognized on a straight-line basis over the lease term. The Company has one short-term lease for telephone equipment with an initial 12-month lease term.

The Company has obligations for office space and office equipment with initial noncancelable lease terms in excess of one year. The Company classifies these leases as operating leases. Both leases were signed during 2022. In addition to its office lease which expires in April 2025, the Company also leases office equipment with a lease term expiring in August 2025. The lease term on the office lease may be extended if the Company provides notice by April 30, 2024, at a fair market rent to be determined at that time. Management is not reasonably certain to exercise this option so the 3-year extension period has not been included in the lease term. The office equipment lease includes an option to extend the lease with the same terms as the original lease; however, management is reasonably certain that this option will not be exercised. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, under the company's office equipment lease, variable payments. For example, under the office equipment lease the Company is required to pay for copies in excess of a predetermined amount. These variable lease payments are not included in the lease payments used to determine the lease liability and are recognized as period costs when incurred.

The ROU asset and lease liability balances were determined by calculating the total lease payments over the remaining expected lease terms and discounting the total using a weighted average discount rate of 4.08%, which is representative of the incremental borrowing rate of the Company. The weighted average remaining lease term is 16.2 months. No new ROU assets were obtained in exchange for operating lease obligations during the year. There were $93,687 in reductions to ROU assets resulting from reductions to operating lease obligations. Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

As of December 31, 2023, maturities of lease liabilities for all noncancelable operating leases are $102,423 and $36,910, for 2024, and 2025, respectively, with total undiscounted lease payments of $143,484. The discounted lease liability on December 31, 2023, is $139,333 with imputed interest of $4,151. During the year ended December 31, 2023, the cash paid for amounts included in lease liabilities was $103,273 and the total amount of the lease cost was $110,321. $8,820 of the lease cost was due to the cost of the short-term equipment lease and $101,501 of the lease cost was due to the operating leases. None of the lease cost was due to variable payments.

6.   MEMBERS' EQUITY

The members of the Company are subject to an operating agreement which stipulates, among other things, that the Company has the right, but not the obligation, to purchase the equity interests of a member upon the occurrence of certain events. Events specifically mentioned in the operating agreement are a defaulting event of a member, the marriage of a member, or the termination of a marriage of a member. A member can only dispose of an ownership interest with the approval of 75% of the voting interests of the Company's members; however, no transfer of ownership may take place unless the transferee agrees in writing to be bound by the terms of the operating agreement. Certain operating actions taken by the Company require the consent of 75% of the percentage interest then held by the members.

7.   CONCENTRATION OF REVENUE

During 2023, the Company maintained a service agent agreement with FDC with respect to the NCCMT government portfolio which accounted for 99.4% of total Company revenue. The agreement for the government portfolio is renewable annually by approval of the trustees of the NCCMT. If approval is not obtained, the agreement expires 12 months after the date of the last approval. The trustees are scheduled to vote on the renewal in 2024. Management of the Company expects that the agreement will be renewed. Recertification of the NCCMT will now be conducted on an annual basis by the North Carolina Local Government Commission. On September 7, 2023, the Local Government Commission extended the recertification of the NCCMT through June 30, 2024.

8.   SIPC MEMBERSHIP EXCLUSION

The Company has claimed exclusion from SIPC Membership for the calendar year ended December 31, 2023, under Section 78ccc(a)(2)(A)ii of the Securities Investor Protection Act of 1970.

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

RECONCILIATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION

NET CAPITAL, DECEMBER 31, 2023 (Unaudited)	$	1,166,258
ADJUSTMENTS		-
NET CAPITAL, DECEMBER 31, 2023 (Audited)	$	1,166,258

No material differences exist between audited and unaudited net capital at December 31, 2023.

See report of independent registered public accounting firm.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

2024-01-22 08:23AM EST
Status: Accepted

BROKER OR DEALER		
CAPITAL MANAGEMENT OF THE CAROLINAS, LLC	as of	12/31/23

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition	$	2,319,441	3480
2. Deduct ownership equity not allowable for Net Capital	(	)	3490
3. Total ownership equity qualified for Net Capital		2,319,441	3500
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			3520
B. Other (deductions) or allowable credits (List)			3525
5. Total capital and allowable subordinated liabilities	$	2,319,441	3530
6. Deductions and/or charges:			
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 1,128,093	3540	
B. Secured demand note deficiency		3590	
C. Commodity futures contracts and spot commodities- proprietary capital charges		3600	
D. Other deductions and/or charges		3610	(1,128,093) 3620
7. Other additions and/or allowable credits (List)			3630
8. Net Capital before haircuts on securities positions	$	1,191,348	3640
9. Haircuts on securities (computed, where appliicable, pursuant to 15c3-1(f)) :			
A. Contractual securities commitments	$	3660	
B. Subordinated securities borrowings		3670	
C. Trading and investment securities:			
1. Exempted securities	25,090	3735	
2. Debt securities		3733	
3. Options		3730	
4. Other securities		3734	
D. Undue concentration		3650	
E. Other (List)		3736	(25,090) 3740
10. Net Capital		$ 1,166,258	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

as of   12/31/23

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$ 20,677	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$ 20,677	3760
14. Excess net capital (line 10 less 13)	$ 1,145,581	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12	$ 1,135,243	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		$ 310,152	3790
17. Add:			
A. Drafts for immediate credit . . . . $		3800	
B. Market value of securities borrowed for which no equivalent value is paid or credited . . . . $		3810	
C. Other unrecorded amounts (List) . . . . $	3820	$	3830
18. Total aggregate indebtedness		$ 310,152	3840
19. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10) . . . . %		26.59	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d) . . . . %		0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
23. Net capital requirement (greater of line 22 or 23)	$	3760
24. Excess net capital (line 10 less 24)	$	3910
25. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

  1. Minimum dollar net capital requirement, or

  2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Capital Management of the Carolinas, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Capital Management of the Carolinas, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(1) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

GreerWalker

Certified Public Accountants
February 8, 2024
Greenville, SC

GreerWalker LLP | GreerWalker Corporate Finance LLC | greerwalker.com
Charlotte Office   The Carillon | 227 West Trade St., Suite 1100 | Charlotte, NC 28202 | USA | Tel 704.377.0239
Greenville Office   Wells Fargo Center | 15 South Main St., Suite 800 | Greenville, SC 29601 | USA | Tel 864.752.0080

14

Capital Management

OF THE CAROLINAS, L.L.C.

1520 South Boulevard, Suite 230
Charlotte, NC 28203
Phone: 704-332-3131
Facsimile: 704-332-4151

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

SUPPLEMENTAL DISCLOSURES, DECEMBER 31, 2023

EXEMPTION REPORT

1. The Company is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following: (1.) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under Paragraph k(1) of 17 C.F.R. 240.15c3-3. (2.) The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k)(1) throughout the most recent fiscal year without exception.

ACKNOWLEDGED BY:

Kenneth Lee Carter, Jr.
Kenneth Lee Carter, Jr. (Jan 25, 2024 18:09 EST)

Kenneth Lee Carter, Jr.
President/Partner/CFO

See report of independent registered public accounting firm.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Capital Management of the Carolinas, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying Certification of Exclusion From Membership ("Form SIPC-3") for the year ended December 31, 2023. Management of Capital Management of the Carolinas, LLC (the "Company") is responsible for its Form SIPC-3 and for its compliance with the applicable instructions on Form SIPC-3.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-3 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2023 to the total revenues in the Company's audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023, noting no differences;

2. Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2023 to supporting schedules and working papers, noting no differences;

3. Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2023 and in the related schedules and working papers, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-3 and for its compliance with the applicable instructions on Form SIPC-3 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

GreerWalker LLP | GreerWalker Corporate Finance LLC | greerwalker.com
Charlotte Office   The Carillon | 227 West Trade St., Suite 1100 | Charlotte, NC 28202 | USA | Tel 704.377.0239
Greenville Office   Wells Fargo Center | 15 South Main St., Suite 800 | Greenville, SC 29601 | USA | Tel 864.752.0080

16

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Greer Walker

Certified Public Accountants
February 8, 2024
Greenville, SC

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

SUPPLEMENTAL DISCLOSURES, DECEMBER 31, 2023

SCHEDULE OF FORM SIPC-3 REVENUES FOR THE YEAR ENDED DECEMBER 31, 2023

AMOUNT ($) BUSINESS ACTIVITIES THROUGH WHICH REVENUE WAS EARNED

$ 0 - Business conducted outside the United States and its territories and possessions

11,703,402 - Distribution of shares of registered open end investment companies or unit investment trusts

0 - Sale of variable annuities

0 - Insurance commissions and fees

0 - Investment advisory services to one or more registered investment companies or insurance company separate accounts

0 - Transactions in securities futures products

$11,779,182 - Total Revenues

See report of independent registered public accounting firm.

Securities Investor Protection Corporation
1667 K Street NW, Ste 1000
Washington, DC 20006-1620

Forwarding and Address Correction Requested

SIPC-3 2023

8- 53149 FINRA DEC 05/11/2001

CAPITAL MGMT OF THE CAROLINAS, LLC
1520 SOUTH BLVD., SUITE 230
CHARLOTTE, NC 28203

Check appropriate boxes.

☐ (i)   its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii)   its business as a broker-dealer is expected to consist exclusively of:

☑ (I)   the distribution of shares of registered open end investment companies or unit investment trusts;

☐ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78*o*(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x *Sherri Yager* _____   1/9/2023 _____
Authorized Signature/Title   Date

Securities Investor Protection Corporation
1667 K Street NW, Ste 1000
Washington, DC 20006-1620

Form SIPC-3   FY 2023

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the fiscal year ending ____12/31/2023____ its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i)   its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii)   its business as a broker-dealer is expected to consist exclusively of:

☑ (I)   the distribution of shares of registered open end investment companies or unit investment trusts;

☐ (II)   the sale of variable annuities;

☐ (III)   the business of insurance;

☐ (IV)   the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78*o*(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:
       Interest on Assessments.
       ... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the fiscal year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.